FORM 6-K/A

(Amendment No. 1 to the Report on Form 6-K (Film No. 18987354))

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 2, 2018

Commission File Number 001-10257

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K/A SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-153723, 333-167232, 333-173899, 333-183110, 333-195098, 333-216361 AND 333-225082) AND FORM F-3 (333-212571) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXPLANATORY NOTE

This Report on Form 6-K/A (this “Form 6-K/A”) is being filed to amend the Report on Form 6-K (Film No. 18987354) (the “Form 6-K”), originally filed by Barclays Bank PLC with the Securities and Exchange Commission on August 2, 2018. The reference to “FORM F-3 (333-223156)” on the cover page of the Form 6-K is hereby amended to read “FORM F-3 (333-212571)” and the contents of the Form 6-K are hereby incorporated by reference.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: August 2, 2018	By:	/s/ Garth Wright
Name: Garth Wright
Title: Assistant Secretary